UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO. _______)*

                  BUFFALO CAPITAL III, LTD.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                         119431 10 4
                       (CUSIP Number)

ELIZABETH PANKO,
5001 SPRING VALLEY RD.
SUITE 800E
DALLAS, TX 75244,
972-991-0001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

APRIL 21, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 119431 10 4


SCHEDULE 13D

1.    NAME OF REPORTING PERSON:     JAMES T. EDWARDS

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
      (Entities Only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP:      (a) [   ]
                  (b) [ X ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:         PF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
       [   ] YES  [ X ] NO

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
            UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH SOLE DISPOSITIVE POWER:

7.    SOLE VOTING POWER: 1,249,600
8.    SHARED VOTING POWER: 0
9.    SOLE DISPOSITIVE POWER: 1,249,600
10.   SHARED DISPOSITIVE POWER:  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:  1,249,600

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 8.9257%

14.   TYPE OF REPORTING PERSON:      IN





CUSIP NO. 119431 10 4


ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Buffalo Capital III, Ltd. (the "Issuer"). Its principal executive offices are located at 5001 Spring Valley Road, Suite 800E, Dallas, TX 75244.

ITEM 2.  IDENTITY AND BACKGROUND.

The investor is James T. Edwards. His address is 209 Cargile Lane, Nashville, TN 37205.

Mr. James T. Edwards is currently employed by Hennessy Industries as a District Manager (since 1990). He has in the past served on the board of directors of the Equipment Tool Institute. He currently serves on the board of directors of the Alabama Tire Dealers Association
(since 1998). He earned Bachelors of Science degrees in English and Chemistry from the University of Northern Alabama (1966). He also served as a Captain in the US Army.

Mr. Edwards has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

Mr. Edwards has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Edwards is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

Mr. James Edwards purchased 1,249,600 shares of the Issuer using Three hundred and fifty thousand dollars ($350,000) of personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. James T. Edwards acquired securities of the issuer for long term investment purposes.
Mr. James T. Edwards has no other present plans or proposals which relate to or would result in:

(A) the acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

(B) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(C) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(D) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

(E) any material change in the present capitalization or dividend policy of the Issuer;

(F) any other material change in the Issuer's business or corporate structure;

(G) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(H) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(J)   any action similar to any of those enumerated above.

Notwithstanding the foregoing, James T. Edwards will continue to review his investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Mr. James T. Edwards beneficially owns 1,249,600 (8.9257%) shares of the Issuer.

Mr. Edwards has sole power to vote or to direct to vote, as well as sole power to dispose or to direct the disposition of 1,249,600 shares of the Issuer.

There have been no transactions within the last 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by Mr. Edwards.

Mr. Edwards will continue to be the beneficial owner of more than five percent of the outstanding common stock of the issuer.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER.

There are no contracts, agreements, understandings or relationships
(legal or otherwise) between Mr. Edwards and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 13, 1999

/s/ ______________________
James T. Edwards